Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended September 30, 2023
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2023

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2023	2022	2023	2022

Revenues	1
Gross Sales		15,712	18,697	41,438	56,827
Less: Royalties		1,135	1,226	2,368	3,993
		14,577	17,471	39,070	52,834
Expenses	1
Purchased Product (1)		6,620	10,052	18,157	27,038
Transportation and Blending (1)		2,164	2,579	7,479	8,406
Operating (1)		1,553	1,504	4,789	4,360
(Gain) Loss on Risk Management	22	72	(28)	89	1,540
Depreciation, Depletion and Amortization	9,10	1,197	1,047	3,374	3,209
Exploration Expense		2	73	10	99
(Income) Loss From Equity-Accounted Affiliates	11	(11)	(9)	(23)	(11)
General and Administrative		292	128	617	545
Finance Costs	4	106	207	493	631
Interest Income		(33)	(21)	(100)	(44)
Integration and Transaction Costs	3	12	27	49	79
Foreign Exchange (Gain) Loss, Net	5	133	316	7	406
Revaluation (Gain) Loss	3	—	(549)	33	(549)
Re-measurement of Contingent Payments	15	67	(109)	83	142
(Gain) Loss on Divestiture of Assets		—	60	(11)	(244)
Other (Income) Loss, Net		(22)	(59)	(42)	(467)
Earnings (Loss) Before Income Tax		2,425	2,253	4,066	7,694
Income Tax Expense (Recovery)	6	561	644	700	2,028
Net Earnings (Loss)		1,864	1,609	3,366	5,666

Net Earnings (Loss) Per Common Share ($)	7
Basic		0.98	0.83	1.76	2.87
Diluted		0.97	0.81	1.72	2.79

(1)Comparative periods reflect certain revisions. See Note 26.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2023	2022	2023	2022

Net Earnings (Loss)		1,864	1,609	3,366	5,666
Other Comprehensive Income (Loss), Net of Tax	19
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		19	1	15	58
Change in the Fair Value of Equity Instruments at FVOCI (1)		1	2	—	2
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		253	724	(31)	896
Total Other Comprehensive Income (Loss), Net of Tax		273	727	(16)	956
Comprehensive Income (Loss)		2,137	2,336	3,350	6,622

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	September 30, 2023	December 31, 2022

Assets
Current Assets
Cash and Cash Equivalents		1,262	4,524
Accounts Receivable and Accrued Revenues		4,534	3,473
Income Tax Receivable		133	121
Inventories		4,816	4,312
Total Current Assets		10,745	12,430
Restricted Cash	16	209	209
Exploration and Evaluation Assets, Net	1,8	796	685
Property, Plant and Equipment, Net	1,9	36,727	36,499
Right-of-Use Assets, Net	1,10	1,738	1,845
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	11	356	365
Other Assets	12	266	342
Deferred Income Taxes		642	546
Goodwill	1	2,923	2,923
Total Assets		54,427	55,869

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,435	6,124
Income Tax Payable		146	1,211
Short-Term Borrowings	13	14	115
Lease Liabilities	14	315	308
Contingent Payments	15	295	263
Total Current Liabilities		7,205	8,021
Long-Term Debt	13	7,224	8,691
Lease Liabilities	14	2,418	2,528
Contingent Payments	15	—	156
Decommissioning Liabilities	16	3,603	3,559
Other Liabilities	17	1,183	1,042
Deferred Income Taxes		3,967	4,283
Total Liabilities		25,600	28,280
Shareholders’ Equity		28,814	27,576
Non-Controlling Interest		13	13
Total Liabilities and Equity		54,427	55,869

Commitments and Contingencies	25

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 18)	(Note 18)	(Note 18)			(Note 19)

As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	5,666	—	5,666	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	956	956	—
Total Comprehensive Income (Loss)	—	—	—	—	5,666	956	6,622	—
Common Shares Issued Under Stock Option Plans	165	—	—	(32)	—	—	133	—
Purchase of Common Shares Under NCIBs (2)	(826)	—	—	(1,317)	—	—	(2,143)	—
Warrants Exercised	76	—	(25)	—	—	—	51	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(481)	—	(481)	—
Dividends on Preferred Shares	—	—	—	—	(26)	—	(26)	—
As at September 30, 2022	16,431	519	190	2,945	6,037	1,640	27,762	12

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	3,366	—	3,366	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(16)	(16)	—
Total Comprehensive Income (Loss)	—	—	—	—	3,366	(16)	3,350	—
Common Shares Issued Under Stock Option Plans	54	—	—	(11)	—	—	43	—
Purchase of Common Shares Under NCIBs (2)	(251)	—	—	(460)	—	—	(711)	—
Warrants Exercised	23	—	(7)	—	—	—	16	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)	—
Stock-Based Compensation Expense	—	—	—	9	—	—	9	—
Base Dividends on Common Shares	—	—	—	—	(729)	—	(729)	—
Dividends on Preferred Shares	—	—	—	—	(27)	—	(27)	—
As at September 30, 2023	16,146	519	26	2,229	8,440	1,454	28,814	13

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bids (“NCIBs”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2023	2022	2023	2022
Operating Activities
Net Earnings (Loss)		1,864	1,609	3,366	5,666
Depreciation, Depletion and Amortization	9,10	1,197	1,047	3,374	3,209
Deferred Income Tax Expense (Recovery)	6	(2)	568	(416)	625
Unrealized (Gain) Loss on Risk Management	22	72	(18)	88	(88)
Unrealized Foreign Exchange (Gain) Loss	5	59	298	(99)	419
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		98	120	98	146
Revaluation (Gain) Loss	3	—	(549)	33	(549)
Re-measurement of Contingent Payments, Net of Cash Paid		67	(286)	83	(489)
(Gain) Loss on Divestiture of Assets		—	60	(11)	(244)
Unwinding of Discount on Decommissioning Liabilities	16	55	43	165	132
(Income) Loss From Equity-Accounted Affiliates	11	(11)	(9)	(23)	(11)
Distributions Received From Equity-Accounted Affiliates	11	23	13	117	54
Other		25	55	(34)	(238)
Settlement of Decommissioning Liabilities	16	(68)	(55)	(157)	(101)
Net Change in Non-Cash Working Capital	24	(641)	1,193	(2,142)	(98)
Cash From (Used in) Operating Activities		2,738	4,089	4,442	8,433

Investing Activities
Acquisitions, Net of Cash Acquired	3	(32)	(389)	(501)	(390)
Capital Investment	1	(1,025)	(866)	(3,128)	(2,434)
Proceeds From Divestitures		1	407	12	1,469
Payment on Divestiture of Assets		—	—	—	(50)
Net Change in Investments and Other		(8)	51	(101)	(185)
Net Change in Non-Cash Working Capital	24	(37)	107	(297)	446
Cash From (Used in) Investing Activities		(1,101)	(690)	(4,015)	(1,144)

Net Cash Provided (Used) Before Financing Activities		1,637	3,399	427	7,289

Financing Activities	24
Net Issuance (Repayment) of Short-Term Borrowings		14	(2)	(101)	(81)
(Repayment) of Long-Term Debt	13	(1,346)	(2,889)	(1,346)	(4,149)
Principal Repayment of Leases	14	(70)	(78)	(216)	(228)
Common Shares Issued Under Stock Option Plans		25	13	43	133
Purchase of Common Shares Under NCIBs	18	(361)	(659)	(711)	(2,143)
Payment for Purchase of Warrants	18	(600)	—	(600)	—
Proceeds From Exercise of Warrants		5	7	16	51
Base Dividends Paid on Common Shares	7	(264)	(205)	(729)	(481)
Dividends Paid on Preferred Shares	7	—	(9)	(27)	(26)
Other		(3)	—	(3)	(2)
Cash From (Used in) Financing Activities		(2,600)	(3,822)	(3,674)	(6,926)

Effect of Foreign Exchange on Cash and Cash Equivalents		58	224	(15)	258
Increase (Decrease) in Cash and Cash Equivalents		(905)	(199)	(3,262)	621
Cash and Cash Equivalents, Beginning of Period		2,167	3,693	4,524	2,873
Cash and Cash Equivalents, End of Period		1,262	3,494	1,262	3,494

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas and condensate production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
In December 2022, Management elected to aggregate the commercial fuels business and the historical retail fuels business with the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. Prior period results were reclassified; see Note 26.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended September 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	7,571	8,764	810	1,036	402	450	8,783	10,250
Less: Royalties	1,082	1,136	27	68	26	22	1,135	1,226
	6,489	7,628	783	968	376	428	7,648	9,024
Expenses
Purchased Product (1)	462	1,919	438	464	—	—	900	2,383
Transportation and Blending (1)	2,324	2,758	73	64	—	4	2,397	2,826
Operating	688	689	150	141	76	85	914	915
Realized (Gain) Loss on Risk Management	(6)	42	(4)	9	—	—	(10)	51
Operating Margin	3,021	2,220	126	290	300	339	3,447	2,849
Unrealized (Gain) Loss on Risk Management	47	(2)	7	8	—	—	54	6
Depreciation, Depletion and Amortization	785	652	104	103	130	132	1,019	887
Exploration Expense	—	7	—	—	2	66	2	73
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(11)	(9)	(11)	(9)
Segment Income (Loss)	2,189	1,563	15	179	179	150	2,383	1,892
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

	Downstream
For the three months ended	Canadian Manufacturing		U.S. Manufacturing		Total
September 30,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	1,805	2,168	7,853	8,705	9,658	10,873
Less: Royalties	—	—	—	—	—	—
	1,805	2,168	7,853	8,705	9,658	10,873
Expenses
Purchased Product (1)	1,480	1,750	6,467	7,930	7,947	9,680
Transportation and Blending (1)	—	—	—	—	—	—
Operating	155	172	623	608	778	780
Realized (Gain) Loss on Risk Management	—	—	11	(77)	11	(77)
Operating Margin	170	246	752	244	922	490
Unrealized (Gain) Loss on Risk Management	—	—	(2)	(8)	(2)	(8)
Depreciation, Depletion and Amortization	50	42	109	91	159	133
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	120	204	645	161	765	365

For the three months ended	Corporate and Eliminations		Consolidated
September 30,	2023	2022	2023	2022
Revenues
Gross Sales (1)	(2,729)	(2,426)	15,712	18,697
Less: Royalties	—	—	1,135	1,226
	(2,729)	(2,426)	14,577	17,471
Expenses
Purchased Product (1)	(2,227)	(2,011)	6,620	10,052
Transportation and Blending (1)	(233)	(247)	2,164	2,579
Operating (1)	(139)	(191)	1,553	1,504
Realized (Gain) Loss on Risk Management	(1)	16	—	(10)
Unrealized (Gain) Loss on Risk Management	20	(16)	72	(18)
Depreciation, Depletion and Amortization	19	27	1,197	1,047
Exploration Expense	—	—	2	73
(Income) Loss From Equity-Accounted Affiliates	—	—	(11)	(9)
Segment Income (Loss)	(168)	(4)	2,980	2,253
General and Administrative	292	128	292	128
Finance Costs	106	207	106	207
Interest Income	(33)	(21)	(33)	(21)
Integration and Transaction Costs	12	27	12	27
Foreign Exchange (Gain) Loss, Net	133	316	133	316
Revaluation (Gain) Loss	—	(549)	—	(549)
Re-measurement of Contingent Payments	67	(109)	67	(109)
(Gain) Loss on Divestiture of Assets	—	60	—	60
Other (Income) Loss, Net	(22)	(59)	(22)	(59)
	555	—	555	—
Earnings (Loss) Before Income Tax			2,425	2,253
Income Tax Expense (Recovery)			561	644
Net Earnings (Loss)			1,864	1,609
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
ii) Results for the Nine Months Ended September 30

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2023	2022	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	19,715	28,030	2,467	3,286	1,103	1,575	23,285	32,891
Less: Royalties	2,218	3,709	85	228	65	56	2,368	3,993
	17,497	24,321	2,382	3,058	1,038	1,519	20,917	28,898
Expenses
Purchased Product (1)	1,231	4,202	1,258	1,460	—	—	2,489	5,662
Transportation and Blending (1)	7,965	9,114	220	191	9	12	8,194	9,317
Operating	2,101	2,197	444	403	281	234	2,826	2,834
Realized (Gain) Loss on Risk Management	(7)	1,468	—	17	—	—	(7)	1,485
Operating Margin	6,207	7,340	460	987	748	1,273	7,415	9,600
Unrealized (Gain) Loss on Risk Management	44	(59)	(14)	7	—	—	30	(52)
Depreciation, Depletion and Amortization	2,230	1,977	286	282	349	441	2,865	2,700
Exploration Expense	4	7	—	1	6	91	10	99
(Income) Loss From Equity- Accounted Affiliates	6	8	—	—	(29)	(19)	(23)	(11)
Segment Income (Loss)	3,923	5,407	188	697	422	760	4,533	6,864
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

	Downstream
For the nine months ended	Canadian Manufacturing		U.S. Manufacturing		Total
September 30,	2023	2022	2023	2022	2023	2022
Revenues
Gross Sales (1)	4,676	6,020	19,546	23,688	24,222	29,708
Less: Royalties	—	—	—	—	—	—
	4,676	6,020	19,546	23,688	24,222	29,708
Expenses
Purchased Product (1)	3,656	5,065	16,729	20,351	20,385	25,416
Transportation and Blending (1)	—	—	—	—	—	—
Operating	471	534	1,904	1,757	2,375	2,291
Realized (Gain) Loss on Risk Management	—	—	6	120	6	120
Operating Margin	549	421	907	1,460	1,456	1,881
Unrealized (Gain) Loss on Risk Management	—	—	(13)	(22)	(13)	(22)
Depreciation, Depletion and Amortization	136	164	314	259	450	423
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	413	257	606	1,223	1,019	1,480

For the nine months ended	Corporate and Eliminations		Consolidated
September 30,	2023	2022	2023	2022
Revenues
Gross Sales (1)	(6,069)	(5,772)	41,438	56,827
Less: Royalties	—	—	2,368	3,993
	(6,069)	(5,772)	39,070	52,834
Expenses
Purchased Product (1)	(4,717)	(4,040)	18,157	27,038
Transportation and Blending (1)	(715)	(911)	7,479	8,406
Operating (1)	(412)	(765)	4,789	4,360
Realized (Gain) Loss on Risk Management	2	23	1	1,628
Unrealized (Gain) Loss on Risk Management	71	(14)	88	(88)
Depreciation, Depletion and Amortization	59	86	3,374	3,209
Exploration Expense	—	—	10	99
(Income) Loss From Equity-Accounted Affiliates	—	—	(23)	(11)
Segment Income (Loss)	(357)	(151)	5,195	8,193
General and Administrative	617	545	617	545
Finance Costs	493	631	493	631
Interest Income	(100)	(44)	(100)	(44)
Integration and Transaction Costs	49	79	49	79
Foreign Exchange (Gain) Loss, Net	7	406	7	406
Revaluation (Gain) Loss	33	(549)	33	(549)
Re-measurement of Contingent Payments	83	142	83	142
(Gain) Loss on Divestiture of Assets	(11)	(244)	(11)	(244)
Other (Income) Loss, Net	(42)	(467)	(42)	(467)
	1,129	499	1,129	499
Earnings (Loss) Before Income Tax			4,066	7,694
Income Tax Expense (Recovery)			700	2,028
Net Earnings (Loss)			3,366	5,666
(1)Comparative periods reflect certain revisions. See Note 26.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
B) Revenues by Product

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Upstream
Crude Oil (1) (2)	6,666	7,384	17,671	24,143
Natural Gas (2)	563	973	1,975	2,740
NGLs (1)	382	571	1,088	1,684
Other	37	96	183	331
Total Upstream	7,648	9,024	20,917	28,898
Downstream
Canadian Manufacturing
Synthetic Crude Oil	657	657	1,607	1,786
Diesel	460	567	1,286	1,544
Gasoline	162	298	410	837
Asphalt	200	248	431	482
Other Products and Services	326	398	942	1,371
U.S. Manufacturing
Gasoline	3,822	3,919	9,336	11,180
Distillates	2,871	3,384	7,169	8,535
Asphalt	326	196	610	402
Other Products (2)	834	1,206	2,431	3,571
Total Downstream	9,658	10,873	24,222	29,708
Corporate and Eliminations (2)	(2,729)	(2,426)	(6,069)	(5,772)
Consolidated	14,577	17,471	39,070	52,834
(1)Prior period results have been re-presented. Third-party condensate sales previously included in crude oil have been aggregated with NGLs.
(2)Comparative periods reflect certain revisions. See Note 26.
C) Geographical Information

	Revenues (1)
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Canada (2)	6,666	7,999	18,828	26,471
United States (2)	7,611	9,155	19,425	25,340
China	300	317	817	1,023
Consolidated	14,577	17,471	39,070	52,834
(1)Revenues by country are classified based on where the operations are located.
(2)Comparative periods reflect certain revisions. See Note 26.

	Non-Current Assets (1)
	September 30,	December 31,
As at	2023	2022
Canada	35,257	35,194
United States	5,284	4,824
China	1,758	2,064
Indonesia	356	365
Consolidated	42,655	42,447
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
As at	2023	2022	2023	2022	2023	2022
Oil Sands	785	674	24,271	24,657	687	638
Conventional	5	6	2,045	2,020	2	2
Offshore	6	5	2,679	2,549	103	152
Canadian Manufacturing	—	—	2,438	2,466	220	252
U.S. Manufacturing	—	—	4,981	4,482	286	329
Corporate and Eliminations	—	—	313	325	440	472
Consolidated	796	685	36,727	36,499	1,738	1,845

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2023	2022	2023	2022
Oil Sands	2,923	2,923	32,481	32,248
Conventional	—	—	2,278	2,410
Offshore	—	—	3,416	3,339
Canadian Manufacturing	—	—	3,320	3,172
U.S. Manufacturing	—	—	9,728	8,324
Corporate and Eliminations	—	—	3,204	6,376
Consolidated	2,923	2,923	54,427	55,869

E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Capital Investment
Oil Sands	590	360	1,764	1,111
Conventional	100	67	323	188
Offshore
Asia Pacific	3	3	4	5
Atlantic	191	78	474	220
Total Upstream	884	508	2,565	1,524

Canadian Manufacturing	38	24	99	77
U.S. Manufacturing	88	300	435	774
Total Downstream	126	324	534	851

Corporate and Eliminations	15	34	29	59
	1,025	866	3,128	2,434
Acquisitions (Note 3)
Oil Sands	32	1,596	35	1,596
Conventional	1	5	5	6
U.S. Manufacturing (2)	—	—	337	—
	33	1,601	377	1,602

Total Capital Expenditures	1,058	2,467	3,505	4,036
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre‑existing interest in Toledo of $320 million.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2022, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed or disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which were prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective November 1, 2023.

3. ACQUISITIONS
A) BP-Husky Refining LLC
i) Summary of the Acquisition
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from BP Products North America Inc. (“bp”), a joint operation (the “Toledo Acquisition”). It provided Cenovus full ownership and operatorship of the refinery, and further integrates Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$369 million (C$502 million) in cash, including working capital.
The Toledo Acquisition was accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	453
Property, Plant and Equipment	674
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(138)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(70)
Total Identifiable Net Assets	996
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues was $3 million, all of which was collected.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	502
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	494
Fair Value of Identifiable Net Assets	(996)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
Prior to the Toledo Acquisition, Toledo was jointly controlled with bp and met the definition of a joint operation under IFRS 11, “Joint Arrangements”; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Toledo Acquisition, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly Toledo was consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized as a revaluation (gain) loss in the Consolidated Statements of Earnings (Loss). When a disposition includes a foreign operation, the associated cumulative amount of foreign exchange differences are reclassified to earnings as part of the revaluation (gain) loss.
The acquisition-date fair value of the previously held interest was estimated to be $494 million and the net carrying value of Toledo assets was $539 million. On February 28, 2023, Cenovus recognized a non-cash revaluation loss of $33 million ($22 million, after tax) on the re-measurement of its existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign exchange differences.
iv) Integration and Transaction Costs
For the three and nine months ended September 30, 2023, integration costs of $10 million and $38 million respectively (three and nine months ended September 30, 2022 – $nil), and transaction costs of $2 million and $11 million, respectively, (three and nine months ended September 30, 2022 – $2 million), associated with the Toledo Acquisition were recognized in the Consolidated Statements of Earnings (Loss).
v) Revenue and Profit Contribution
The acquired business contributed revenues of $2.4 billion and net loss of $84 million for the period from February 28, 2023, to September 30, 2023. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The Toledo Refinery was fully operational in June. If the closing of the Toledo Acquisition had occurred on January 1, 2023, Cenovus’s consolidated pro forma revenues and net earnings for the nine months ended September 30, 2023, would be $39.1 billion and $3.3 billion, respectively. These amounts were calculated using results from the acquired business, adjusting them for:
•Additional Depreciation, Depletion and Amortization (“DD&A”) that would be charged assuming the fair value adjustments to PP&E had applied from January 1, 2023.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2023.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would be obtained if the Toledo Acquisition had actually occurred on January 1, 2023.
B) Sunrise Oil Sands Partnership
On August 31, 2022, Cenovus closed a transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), previously a joint operation, in northern Alberta (the “Sunrise Acquisition”). It provided Cenovus with full ownership and further enhanced Cenovus’s core strength in the oil sands.
The final purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. No additional adjustments were made to the purchase price allocation in the period. For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2022.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

4. FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Interest Expense – Short-Term Borrowings and Long-Term Debt	94	121	285	381
Net Premium (Discount) on Redemption of Long-Term Debt (1)	(84)	(4)	(84)	(29)
Interest Expense – Lease Liabilities (Note 14)	41	40	121	123
Unwinding of Discount on Decommissioning Liabilities (Note 16)	55	43	165	132
Other	5	9	18	27
	111	209	505	634
Capitalized Interest	(5)	(2)	(12)	(3)
	106	207	493	631
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	28	324	(119)	444
Other	31	(26)	20	(25)
Unrealized Foreign Exchange (Gain) Loss	59	298	(99)	419
Realized Foreign Exchange (Gain) Loss	74	18	106	(13)
	133	316	7	406

6. INCOME TAXES

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Current Tax
Canada	484	187	941	1,124
United States	4	(185)	4	96
Asia Pacific	68	64	152	173
Other International	7	10	19	10
Total Current Tax Expense (Recovery)	563	76	1,116	1,403
Deferred Tax Expense (Recovery)	(2)	568	(416)	625
	561	644	700	2,028
For the nine months ended September 30, 2023, Cenovus incurred a deferred tax recovery of $416 million of which $176 million related to a step-up in the tax basis on the Toledo Acquisition on February 28, 2023.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

7. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Net Earnings (Loss)	1,864	1,609	3,366	5,666
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(27)	(26)
Net Earnings (Loss) – Basic and Diluted	1,855	1,600	3,339	5,640

Basic – Weighted Average Number of Shares (thousands)	1,891,937	1,927,864	1,900,952	1,962,813
Dilutive Effect of Warrants	6,408	41,956	27,491	45,002
Dilutive Effect of Net Settlement Rights	6,752	7,188	7,643	10,657
Dilutive Effect of Cenovus Replacement Stock Options	—	1,637	630	—
Diluted – Weighted Average Number of Shares (thousands)	1,905,097	1,978,645	1,936,716	2,018,472

Net Earnings (Loss) Per Common Share – Basic ($)	0.98	0.83	1.76	2.87
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.97	0.81	1.72	2.79
(1)For the three months ended September 30, 2023, net earnings of $6 million and common shares of 0.6 million related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the impact was anti-dilutive. For the nine months ended September 30, 2022, net earnings of $35 million and common shares of 1.6 million related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
(2)For the three and nine months ended September 30, 2023, net settlement rights (“NSRs”) of 1.5 million and 1.5 million, respectively, (three and nine months ended September 30, 2022 – 2.0 million and 2.0 million, respectively) were excluded from the calculation of diluted weighted average number of shares as the effect was anti-dilutive.
B) Common Share Dividends

	2023		2022
For the nine months ended September 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.385	729	0.245	481
Variable Dividends	—	—	—	—
Total Common Share Dividends Declared and Paid	0.385	729	0.245	481
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On November 1, 2023, the Company’s Board of Directors declared a fourth quarter base dividend of $0.140 per common share, payable on December 29, 2023, to common shareholders of record as at December 15, 2023.
C) Preferred Share Dividends

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Series 1 First Preferred Shares	2	1	5	5
Series 2 First Preferred Shares	1	1	2	1
Series 3 First Preferred Shares	3	3	9	9
Series 5 First Preferred Shares	2	3	7	7
Series 7 First Preferred Shares	1	1	4	4
Total Preferred Share Dividends Declared	9	9	27	26
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
In the three and nine months ended September 30, 2023, the Company paid $nil and $27 million, respectively, in preferred share dividends (three and nine months ended September 30, 2022 – $9 million and $26 million, respectively).
On November 1, 2023, the Company’s Board of Directors declared fourth quarter dividends of $9 million payable on January 2, 2024, to preferred shareholders of record as at December 15, 2023.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

8. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2022	685
Acquisition	31
Additions	80
As at September 30, 2023	796

9. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Other Assets (1)	Total
COST
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 3) (2)	9	—	674	—	683
Additions	2,485	19	508	36	3,048
Change in Decommissioning Liabilities	42	—	2	—	44
Divestitures (Note 3) (2)	(17)	—	(633)	(17)	(667)
Exchange Rate Movements and Other	(19)	5	(39)	(8)	(61)
As at September 30, 2023	46,028	278	12,644	1,836	60,786

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization (3)	2,726	16	366	42	3,150
Divestitures (Note 3) (2)	(8)	—	(299)	(12)	(319)
Exchange Rate Movements and Other	13	4	(23)	(6)	(12)
As at September 30, 2023	17,033	126	5,591	1,309	24,059

CARRYING VALUE
As at December 31, 2022	29,226	148	6,585	540	36,499
As at September 30, 2023	28,995	152	7,053	527	36,727
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.
(3)DD&A includes asset write-downs of $20 million in the Oil Sands segment and $8 million in the Canadian Manufacturing segment.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

10. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Other Assets (2)	Total
COST
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 3) (3)	1	24	8	—	33
Additions	1	44	—	—	45
Modifications	(4)	37	1	—	34
Re-measurements	—	(11)	—	5	(6)
Divestitures (Note 3) (3)	—	—	(19)	—	(19)
Terminations	(3)	(1)	—	(2)	(6)
Exchange Rate Movements and Other	(4)	24	—	3	23
As at September 30, 2023	590	1,957	164	80	2,791

ACCUMULATED DEPRECIATION
As at December 31, 2022	127	645	58	12	842
Depreciation	27	170	17	10	224
Divestitures (Note 3) (3)	—	—	(12)	—	(12)
Terminations	(1)	(1)	—	(1)	(3)
Exchange Rate Movements and Other	(3)	8	(2)	(1)	2
As at September 30, 2023	150	822	61	20	1,053

CARRYING VALUE
As at December 31, 2022	472	1,195	116	62	1,845
As at September 30, 2023	440	1,135	103	60	1,738
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.

11. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. The Company also holds the following joint operation in the U.S. Manufacturing segment.
WRB Refining LP (“WRB”)
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture, distributions received and contributions paid are recorded in (income) loss from equity-accounted affiliates in the Offshore segment.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

	Nine Months Ended
For the periods ended September 30,	2023	2022
Revenue	439	256
Expenses	373	247
Net Earnings (Loss)	66	9
Balance Sheet

	September 30,	December 31,
As at	2023	2022
Current Assets (1)	285	247
Non-Current Assets	1,767	1,926
Current Liabilities	127	160
Non-Current Liabilities	1,114	1,293
Net Assets	811	720
(1)Includes cash and cash equivalents of $76 million (December 31, 2022 – $64 million).
For the nine months ended September 30, 2023, the Company’s share of income from the equity-accounted affiliate was $29 million (2022 – $19 million). As at September 30, 2023, the carrying amount of the Company’s share of net assets was $356 million (December 31, 2022 – $365 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the nine months ended September 30, 2023, the Company received $61 million of distributions from HCML (2022 – $32 million) and paid $31 million in contributions (2022 – $41 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Limited holding a 49 percent interest and CK Infrastructure Holdings Limited holding a 16 percent interest in HMLP. The Company’s share of equity investment income related to the joint venture, only in excess of the cumulated unrecognized loss, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates in the Oil Sands segment.
For the nine months ended September 30, 2023, HMLP had net earnings of $118 million (2022 – $112 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as set forth in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds of HMLP. For the nine months ended September 30, 2023, the Company did not record its share of pre-tax loss relating to HMLP of $20 million (2022 – pre-tax loss of $14 million). The carrying value was $nil at September 30, 2023 (December 31, 2022 – $nil).
As at September 30, 2023, the Company had $42 million in cumulative unrecognized losses and other comprehensive income (“OCI”), net of tax (December 31, 2022 – $28 million).
For the nine months ended September 30, 2023, the Company received $56 million of distributions from HMLP (2022 – $22 million) and paid $62 million in contributions (2022 – $30 million). The net amount of the distributions received and contributions paid is recorded in (income) loss from equity-accounted affiliates in the Oil Sands segment.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

12. OTHER ASSETS

	September 30,	December 31,
As at	2023	2022
Long-Term Receivables and Prepaids	48	120
Precious Metals	79	86
Net Investment in Finance Leases	62	62
Private Equity Investments (Note 22)	66	55
Intangible Assets	11	19
	266	342

13. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		September 30,	December 31,
As at	Notes	2023	2022
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	14	115
Total Debt Principal		14	115
i) Uncommitted Demand Facilities
As at September 30, 2023, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2022 – $1.9 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2023, there were outstanding letters of credit aggregating to $353 million (December 31, 2022 – $490 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at September 30, 2023, US$20 million was drawn on these facilities, of which Cenovus’s proportionate share was US$10 million (C$14 million). As at December 31, 2022, Cenovus’s proportionate share of the capacity was US$225 million and US$85 million (C$115 million) of this capacity was drawn.
B) Long-Term Debt

	September 30,	December 31,
As at	2023	2022
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes	5,140	6,537
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,140	8,537
Debt Premiums (Discounts), Net, and Transaction Costs	84	154
Long-Term Debt	7,224	8,691
(1) The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
As at September 30, 2023, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at September 30, 2023, no amount was drawn on the credit facility (December 31, 2022 – $nil).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
In September 2023, the Company purchased outstanding principal amounts of the following unsecured notes.

US$ Principal
U.S. Dollar Unsecured Notes
4.40% due April 15, 2029	57
5.25% due June 15, 2037	250
6.80% due September 15, 2037	196
6.75% due November 15, 2039	283
4.45% due September 15, 2042	6
5.20% due September 15, 2043	2
5.40% due June 15, 2047	231
1,025
The principal amounts of the Company’s outstanding unsecured notes are:

	September 30, 2023		December 31, 2022
	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes
5.38% due July 15, 2025	133	181	133	181
4.25% due April 15, 2027	373	505	373	505
4.40% due April 15, 2029	183	247	240	324
2.65% due January 15, 2032	500	676	500	677
5.25% due June 15, 2037	333	450	583	790
6.80% due September 15, 2037	191	259	387	524
6.75% due November 15, 2039	652	881	935	1,267
4.45% due September 15, 2042	91	123	97	131
5.20% due September 15, 2043	27	36	29	39
5.40% due June 15, 2047	569	768	800	1,083
3.75% due February 15, 2052	750	1,014	750	1,016
	3,802	5,140	4,827	6,537
Canadian Dollar Unsecured Notes
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,000
Total Unsecured Notes		7,140		8,537
As at September 30, 2023, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
Net Debt to Adjusted EBITDA

	September 30,	December 31,
As at	2023	2022
Short-Term Borrowings	14	115
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	7,224	8,691
Total Debt	7,238	8,806
Less: Cash and Cash Equivalents	(1,262)	(4,524)
Net Debt	5,976	4,282

Net Earnings (Loss)	4,150	6,450
Add (Deduct):
Finance Costs	682	820
Interest Income	(137)	(81)
Income Tax Expense (Recovery)	953	2,281
Depreciation, Depletion and Amortization	4,844	4,679
Exploration and Evaluation Asset Write-downs	1	64
(Income) Loss From Equity-Accounted Affiliates	(27)	(15)
Unrealized (Gain) Loss on Risk Management	50	(126)
Foreign Exchange (Gain) Loss, Net	(56)	343
Revaluation (Gain) Loss	33	(549)
Re-measurement of Contingent Payments	103	162
(Gain) Loss on Divestiture of Assets	(36)	(269)
Other (Income) Loss, Net	(107)	(532)
Adjusted EBITDA (1)	10,453	13,227

Net Debt to Adjusted EBITDA	0.6x	0.3x
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	September 30,	December 31,
As at	2023	2022
Net Debt	5,976	4,282

Cash From (Used in) Operating Activities	7,412	11,403
(Add) Deduct:
Settlement of Decommissioning Liabilities	(206)	(150)
Net Change in Non-Cash Working Capital	(1,469)	575
Adjusted Funds Flow (1)	9,087	10,978

Net Debt to Adjusted Funds Flow	0.7x	0.4x
(1)Calculated on a trailing twelve-month basis.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
Net Debt to Capitalization

	September 30,	December 31,
As at	2023	2022
Net Debt	5,976	4,282
Shareholders’ Equity	28,814	27,576
Capitalization	34,790	31,858

Net Debt to Capitalization	17%	13%

14. LEASE LIABILITIES

Total
As at December 31, 2022	2,836
Acquisitions (Note 3) (1)	33
Additions	45
Interest Expense (Note 4)	121
Lease Payments	(337)
Modifications	34
Re-measurements	(6)
Divestitures (Note 3) (1)	(11)
Terminations	(8)
Exchange Rate Movements and Other	26
As at September 30, 2023	2,733
Less: Current Portion	315
Long-Term Portion	2,418
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.

15. CONTINGENT PAYMENTS
In connection with the Sunrise Acquisition, Cenovus agreed to make quarterly variable payments, up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average Western Canadian Select (“WCS”) price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment over the remaining four quarters of the contract is $301 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments in the Consolidated Statements of Earnings (Loss).
Payments made during the nine months ended September 30, 2023, totaled $207 million for the quarterly payment periods ending November 30, 2022, February 28, 2023, and May 31, 2023.

Total
As at December 31, 2022	419
Liabilities Settled or Payable	(207)
Re-measurement	83
As at September 30, 2023	295

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

16. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2022	3,559
Liabilities Incurred	12
Liabilities Acquired (Note 3) (1)	5
Liabilities Settled	(156)
Liabilities Disposed (Note 3) (1)	(5)
Change in Estimated Future Cash Flows	32
Unwinding of Discount on Decommissioning Liabilities (Note 4)	165
Exchange Rate Movements	(9)
As at September 30, 2023	3,603
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
As at September 30, 2023, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 6.1 percent (December 31, 2022 – 6.1 percent) and assumes an inflation rate of two percent (December 31, 2022 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at September 30, 2023, the Company had $209 million in restricted cash (December 31, 2022 – $209 million).

17. OTHER LIABILITIES

	September 30,	December 31,
As at	2023	2022
Renewable Volume Obligation, Net (1)	400	101
Pension and Other Post-Employment Benefit Plan	191	201
Provision for West White Rose Expansion Project	169	204
Provisions for Onerous and Unfavourable Contracts	76	95
Employee Long-Term Incentives	127	245
Drilling Provisions	25	31
Deferred Revenue	39	45
Other	156	120
	1,183	1,042
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $1.1 billion and $0.7 billion, respectively (December 31, 2022 – $1.1 billion and $1.0 billion, respectively).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

18. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	September 30, 2023		December 31, 2022
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,909,190	16,320	2,001,211	17,016
Issued Upon Exercise of Warrants	2,314	23	9,399	93
Issued Under Stock Option Plans	3,443	54	11,069	170
Purchase of Common Shares Under NCIBs	(29,388)	(251)	(112,489)	(959)
Outstanding, End of Period	1,885,559	16,146	1,909,190	16,320
As at September 30, 2023, there were 45.2 million (December 31, 2022 – 43.1 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
For the nine months ended September 30, 2023, the Company purchased and cancelled 29.4 million common shares through the existing NCIB. The shares were purchased at a volume weighted average price of $24.19 per common share for a total of $711 million. Paid in surplus was reduced by $460 million, representing the excess of the purchase price of the common shares over their average carrying value.
From October 1, 2023, to October 30, 2023, the Company purchased an additional 3.3 million common shares for $89 million. As at October 30, 2023, the Company can further purchase up to 92.5 million common shares under the existing NCIB. The current NCIB will expire on November 8, 2023.
On November 1, 2023, the Company received approval from the Board of Directors to apply to the TSX for an additional NCIB program. Subject to acceptance by the TSX, the Company will be able to purchase up to approximately 133 million common shares for a period of twelve months.
D) Issued and Outstanding – Preferred Shares
For the nine months ended September 30, 2023, there were no preferred shares issued. As at September 30, 2023, there were 36 million preferred shares outstanding (December 31, 2022 – 36 million), with a carrying value of $519 million (December 31, 2022 – $519 million).

As at September 30, 2023	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.89%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1) The floating-rate dividend was 5.86 percent for the period from December 31, 2022, to March 30, 2023, 6.29 percent for the period from March 31, 2023, to June 29, 2023, and 6.29 percent from June 30, 2023, to September 29, 2023.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
E) Issued and Outstanding – Warrants

	September 30, 2023		December 31, 2022
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	55,720	184	65,119	215
Exercised	(2,314)	(7)	(9,399)	(31)
Purchased and Cancelled	(45,485)	(151)	—	—
Outstanding, End of Period	7,921	26	55,720	184
The exercise price of the Cenovus warrants is $6.54 per share.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million warrants. The price for each warrant purchased represented a price of $22.18 per common share, less the warrant exercise price of $6.54 per common share, for a total of $711 million. Retained earnings was reduced by $560 million, representing the excess of the purchase price of the warrants over their average carrying value, and $2 million in transaction costs.
Cenovus has the option to pay the warrant purchase price of $711 million through the remainder of 2023, with full payment required by January 5, 2024. For the three months ended September 30, 2023, total payments of $600 million were made.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	78	2	896	976
Income Tax (Expense) Recovery	(20)	—	—	(20)
As at September 30, 2022	86	29	1,525	1,640

As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	20	—	(43)	(23)
Reclassification on Divestiture (Note 3)	—	—	12	12
Income Tax (Expense) Recovery	(5)	—	—	(5)
As at September 30, 2023	114	29	1,311	1,454

20. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
On February 27, 2023, Cenovus granted PSUs and RSUs to certain employees under its new Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	12,158	6,905
Cenovus Replacement Stock Options	1,095	1,072
Performance Share Units	10,193	—
Restricted Share Units	7,217	—
Deferred Share Units	1,662	1,662
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at September 30, 2023, were $13.62 and $6.52, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2023	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	1,571	3,591
Cenovus Replacement Stock Options	—	2,031
Performance Share Units	2,533	972
Restricted Share Units	2,955	2,299
Deferred Share Units	162	33

	Weighted Average Exercise Price	Units Exercised
For the nine months ended September 30, 2023	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	12.94	3,392
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	17.22	199
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	10.11	2,028
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	3
(1)NSRs were net settled for 49 thousand common shares.
(2)Cenovus replacement stock options were net settled for 2 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Stock Options With Associated Net Settlement Rights	2	3	9	12
Cenovus Replacement Stock Options	6	(5)	(1)	36
Performance Share Units	98	1	125	66
Restricted Share Units	35	4	56	65
Deferred Share Units	10	(4)	7	14
Stock-Based Compensation Expense (Recovery)	151	(1)	196	193

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

21. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 11). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and nine months ended September 30, 2023, the Company charged HMLP $49 million and $112 million, respectively, for construction costs and management services (three and nine months ended September 30, 2022 – $56 million and $133 million, respectively).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and nine months ended September 30, 2023, the Company incurred costs of $67 million and $205 million, respectively, for the use of HMLP’s pipeline systems, as well as for transportation and storage services (three and nine months ended September 30, 2022 – $64 million and $197 million, respectively).

22. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, risk management assets and liabilities, investments in the equity of companies, long-term receivables, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at September 30, 2023, the carrying value of Cenovus’s long-term debt was $7.2 billion and the fair value was $6.2 billion (December 31, 2022, carrying value – $8.7 billion; fair value – $7.8 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2022	55
Acquisition	11
As at September 30, 2023	66
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures. The Company’s risk management assets and liabilities are measured as Level 2 or Level 3 prices in the fair value hierarchy. Level 2 prices sourced from observable data or market corroboration refer to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially unobservable data used in internal valuations.
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, interest rate swaps and cross currency interest rate swaps is calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities and other assets (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings (Loss) within (gain) loss on risk management.
Summary of Risk Management Positions

	September 30, 2023			December 31, 2022
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	—	49	(49)	2	40	(38)
Power Swap Contracts	4	2	2	1	7	(6)
Renewable Power Contracts	21	—	21	90	—	90
Foreign Exchange Rate Contracts	—	1	(1)	—	—	—
	25	52	(27)	93	47	46
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2023	2022
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(48)	(44)
Level 3 – Prices Sourced From Partially Unobservable Data	21	90
	(27)	46
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2022	46
Change in Fair Value of Contracts in Place, Beginning of Year	1
Change in Fair Value of Contracts Entered Into During the Period	(76)
Fair Value of Contracts Realized During the Period	1
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
As at September 30, 2023	(27)
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Realized (Gain) Loss	—	(10)	1	1,628
Unrealized (Gain) Loss	72	(18)	88	(88)
(Gain) Loss on Risk Management	72	(28)	89	1,540
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
D) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value in the Consolidated Balance Sheets within contingent payments. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at September 30, 2023, the fair value of the variable payment was estimated to be $295 million applying a credit-adjusted risk-free rate of 5.4 percent.
As at September 30, 2023, average WCS forward pricing for the remaining term of the variable payment is $89.81 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 36.6 percent and 5.9 percent, respectively. A sensitivity analysis for the following inputs to the option pricing model was performed, with fluctuations in all other variables held constant, and found to have a nominal impact on earnings before income tax:
•A $10.00 per barrel increase or decrease in WCS forward prices.
•A 10 percent increase or decrease in WTI option volatility.
•A five percent increase or decrease in Canadian to U.S. dollar foreign exchange rate option volatility.

23. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements to manage exposure to future carbon compliance costs or to offset select carbon emissions.
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company may enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to future carbon costs, power prices, or to generate potential offsets for carbon emissions, the Company may enter into renewable power contracts.
As at September 30, 2023, the fair value of risk management positions was a net liability of $27 million and consisted of crude oil, natural gas, condensate, refined products, power, including renewable power, and foreign exchange rate instruments. As at September 30, 2023, there were foreign exchange contracts with a notional value of US$302 million (December 31, 2022 – US$168 million) and no interest rate contracts or cross currency interest rate swap contracts (December 31, 2022 – $nil).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
Net Fair Value of Risk Management Positions

As at September 30, 2023	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	6.2 MMbbls	October 2023 - June 2024	US$83.06/bbl	(52)
WTI Fixed – Buy	2.6 MMbbls	October 2023 - June 2024	US$86.23/bbl	13
Power Swap Contracts				2
Renewable Power Contracts				21
Other Financial Positions (5)				(10)
Foreign Exchange Rate Contracts				(1)
Total Fair Value				(27)
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Includes individual contracts with terms less than one year.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at September 30, 2023	Sensitivity Range	Increase	Decrease
WCS and Condensate Differential Price	± US$2.50/bbl Applied to Differential Hedges Tied to Production	2	(2)
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(23)	23
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(5)	5
Natural Gas Basis Price	± US$0.50/Mcf (1) Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$20.00/MWh (2) Applied to Power Hedges	109	(109)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	26	(30)
(1)One thousand cubic feet (“Mcf”).
(2)One thousand kilowatts of electricity per hour (“MWh”).
A US$10.00 per barrel increase or decrease in the crude oil commodity price would result in a nominal unrealized gain (loss) impact to earnings before income tax.
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at September 30, 2023, approximately 83 percent (December 31, 2022 – 85 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.6 percent as at September 30, 2023 (December 31, 2022 – 0.4 percent).

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	33

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 13, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2023	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,435	—	—	—	6,435
Short-Term Borrowings	14	—	—	—	14
Lease Liabilities (2)	445	734	577	2,700	4,456
Long-Term Debt (2)	318	807	3,038	7,372	11,535
Contingent Payments	300	—	—	—	300

As at December 31, 2022	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,124	—	—	—	6,124
Short-Term Borrowings	115	—	—	—	115
Lease Liabilities (2)	426	746	596	2,889	4,657
Long-Term Debt (2)	401	983	2,014	11,196	14,594
Contingent Payments	271	167	—	—	438
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

24. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	September 30,	December 31,
As at	2023	2022
Total Current Assets	10,745	12,430
Total Current Liabilities	7,205	8,021
Working Capital	3,540	4,409
As at September 30, 2023, adjusted working capital was $3.8 billion (December 31, 2022 – $4.7 billion), excluding the current portion of the contingent payments of $295 million (December 31, 2022 – $263 million).
Changes in non-cash working capital is as follows:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2023	2022	2023	2022
Accounts Receivable and Accrued Revenues	(1,288)	1,746	(1,097)	119
Income Tax Receivable	157	(111)	(12)	(88)
Inventories	(505)	1,138	(343)	(172)
Accounts Payable and Accrued Liabilities	851	(1,547)	69	(388)
Income Tax Payable	107	74	(1,056)	877
Total Change in Non-Cash Working Capital	(678)	1,300	(2,439)	348

Net Change in Non-Cash Working Capital – Operating Activities	(641)	1,193	(2,142)	(98)
Net Change in Non-Cash Working Capital – Investing Activities	(37)	107	(297)	446
Total Change in Non-Cash Working Capital	(678)	1,300	(2,439)	348

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	34

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2021	—	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(81)	—	—
(Repayment) of Long-Term Debt	—	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	—	(228)
Base Dividends Paid on Common Shares	(481)	—	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(29)	—
Finance and Transaction Costs	—	—	—	(24)	—
Lease Additions	—	—	—	—	19
Lease Modifications	—	—	—	—	46
Lease Re-measurements	—	—	—	—	3
Lease Terminations	—	—	—	—	(2)
Base Dividends Declared on Common Shares	481	—	—	—	—
Dividends Declared on Preferred Shares	26	—	—	—	—
Exchange Rate Movements and Other	—	—	2	591	74
As at September 30, 2022	—	—	—	8,774	2,869

As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(101)	—	—
(Repayment) of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(216)
Base Dividends Paid on Common Shares	(729)	—	—	—	—
Dividends Paid on Preferred Shares	(27)	—	—	—	—
Payment for Purchase of Warrants	—	(600)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(15)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	45
Lease Modifications	—	—	—	—	34
Lease Re-measurements	—	—	—	—	(6)
Lease Divestitures	—	—	—	—	(11)
Lease Terminations	—	—	—	—	(8)
Base Dividends Declared on Common Shares	729	—	—	—	—
Dividends Declared on Preferred Shares	27	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	—	(22)	26
As at September 30, 2023	9	111	14	7,224	2,733

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	35

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023

25. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at September 30, 2023	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	432	1,958	1,717	1,453	1,408	13,263	20,231
Product Purchases	393	779	—	—	—	—	1,172
Real Estate (3)	15	53	54	56	59	619	856
Obligation to Fund Equity-Accounted Affiliate (4)	25	105	96	96	91	145	558
Other Long-Term Commitments (5) (6)	284	185	163	151	142	948	1,873
Total Commitments	1,149	3,080	2,030	1,756	1,700	14,975	24,690
(1)Includes transportation commitments of $9.1 billion (December 31, 2022 – $9.1 billion) that are subject to regulatory approval or were approved, but are not yet in service. Terms are up to 20 years subsequent to the commencement of the contract. Estimated tolls reflect the original contract rate and are subject to change pending approval by the Canada Energy Regulator.
(2)As at September 30, 2023, the Company had commitments with HMLP that included $2.1 billion related to long-term transportation and storage commitments (December 31, 2022 – $2.2 billion).
(3)Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision was provided.
(4)Relates to funding obligations for HCML.
(5)Includes Cenovus’s proportionate share of the commitments related to WRB and joint arrangements in the Offshore segment.
(6)The Company acquired $538 million of commitments as part of the Toledo Acquisition on February 28, 2023.
There were outstanding letters of credit aggregating to $353 million (December 31, 2022 – $490 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

26. PRIOR PERIOD REVISIONS
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) and segment disclosures was revised.
Classification Revisions
During the three months ended September 30, 2023, the Company made adjustments to ensure the consistent treatment of sales between segments and to correct the elimination of these transactions on consolidation. The following adjustments were made:
•Report Conventional segment sales between segments on a gross basis, which resulted in a reclassification between gross sales and transportation and blending expense.
•Report sales of feedstock between the Oil Sands, Conventional and U.S. Manufacturing segments on a net basis, which resulted in a reclassification between gross sales and purchased product.
Offsetting adjustments were made to the Corporate and Eliminations segment. The above items had no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	36

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
It was also identified that the elimination of sales of diluent, natural gas and associated transportation costs between segments were recorded to the incorrect line item in the Corporate and Eliminations segment. The adjustment resulted in an understatement of operating expense, overstatement of purchased product and an overstatement of transportation and blending expense on the Consolidated Statements of Earnings (Loss). There was no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.
Change to Reporting Segments
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. In December 2022, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. Comparative periods were reclassified to reflect this change, with no impact to net earnings (loss), cash flows or financial position.
The following tables reconcile the amounts previously reported in the Consolidated Statements of Earnings (Loss) and segmented disclosures to the corresponding revised amounts:
i) Three Months Ended March 31, 2023, and June 30, 2023

	Three Months Ended March 31, 2023 (1)			Three Months Ended June 30, 2023 (2)
Oil Sands Segment	Previously Reported	Revisions	Revised Balance	Previously Reported	Revisions	Revised Balance
Gross Sales	5,911	(204)	5,707	6,556	(119)	6,437
Purchased Product	559	(204)	355	533	(119)	414
	5,352	—	5,352	6,023	—	6,023

Conventional Segment
Gross Sales	1,031	6	1,037	615	5	620
Purchased Product	510	(27)	483	352	(15)	337
Transportation and Blending	48	33	81	46	20	66
	473	—	473	217	—	217

U.S. Manufacturing Segment
Gross Sales	5,860	(231)	5,629	6,198	(134)	6,064
Purchased Product	5,129	(231)	4,898	5,498	(134)	5,364
	731	—	731	700	—	700

Corporate and Eliminations Segment
Gross Sales	(1,925)	429	(1,496)	(2,092)	248	(1,844)
Purchased Product	(1,499)	479	(1,020)	(1,757)	287	(1,470)
Transportation and Blending	(141)	(134)	(275)	(109)	(98)	(207)
Operating	(231)	84	(147)	(185)	59	(126)
	(54)	—	(54)	(41)	—	(41)

Consolidated
Purchased Product	5,792	17	5,809	5,709	19	5,728
Transportation and Blending	2,853	(101)	2,752	2,641	(78)	2,563
Operating	1,552	84	1,636	1,541	59	1,600
	10,197	—	10,197	9,891	—	9,891
(1)Includes revisions to gross sales and purchased product of $204 million in the Oil Sands segment, $27 million in the Conventional segment and $231 million in the U.S. Manufacturing segment related to sales of feedstock between these segments resulting from changing volume requirements on a net basis with an offsetting adjustment to the Corporate and Eliminations segment.
(2)Includes revisions to gross sales and purchased product of $119 million in the Oil Sands segment, $15 million in the Conventional segment and $134 million in the U.S. Manufacturing segment for the reasons noted above.

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	37

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2023
ii) Three and Nine Months Ended September 30, 2022

	Three Months Ended September 30, 2022				Nine Months Ended September 30, 2022
Oil Sands Segment	Previously Reported	Revisions	Segment Aggregation	Revised Balance	Previously Reported	Revisions	Segment Aggregation	Revised Balance
Gross Sales	8,778	(14)	—	8,764	28,044	(14)	—	28,030
Purchased Product	1,933	(14)	—	1,919	4,216	(14)	—	4,202
	6,845	—	—	6,845	23,828	—	—	23,828

Conventional Segment
Gross Sales	1,010	26	—	1,036	3,201	85	—	3,286
Transportation and Blending	38	26	—	64	106	85	—	191
	972	—	—	972	3,095	—	—	3,095

Canadian Manufacturing Segment
Gross Sales	1,478	—	690	2,168	4,043	—	1,977	6,020
Purchased Product	1,092	3	655	1,750	3,192	3	1,870	5,065
Transportation and Blending	3	(3)	—	—	3	(3)	—	—
Operating	134	—	38	172	438	—	96	534
Depreciation, Depletion and Amortization	37	—	5	42	143	—	21	164
	212	—	(8)	204	267	—	(10)	257

U.S. Manufacturing Segment
Gross Sales	8,719	(14)	—	8,705	23,702	(14)	—	23,688
Purchased Product	7,944	(14)	—	7,930	20,365	(14)	—	20,351
	775	—	—	775	3,337	—	—	3,337

Retail Segment
Gross Sales	881	—	(881)	—	2,424	—	(2,424)	—
Purchased Product	846	—	(846)	—	2,317	—	(2,317)	—
Operating	38	—	(38)	—	96	—	(96)	—
Depreciation, Depletion and Amortization	5	—	(5)	—	21	—	(21)	—
	(8)	—	8	—	(10)	—	10	—

Corporate and Eliminations Segment
Gross Sales	(2,619)	2	191	(2,426)	(6,162)	(57)	447	(5,772)
Purchased Product	(2,267)	65	191	(2,011)	(4,660)	173	447	(4,040)
Transportation and Blending	(119)	(128)	—	(247)	(528)	(383)	—	(911)
Operating	(256)	65	—	(191)	(918)	153	—	(765)
	23	—	—	23	(56)	—	—	(56)

Consolidated
Purchased Product	10,012	40	—	10,052	26,890	148	—	27,038
Transportation and Blending	2,684	(105)	—	2,579	8,707	(301)	—	8,406
Operating	1,439	65	—	1,504	4,207	153	—	4,360
	14,135	—	—	14,135	39,804	—	—	39,804

Cenovus Energy Inc. – Q3 2023 Interim Consolidated Financial Statements	38